EXHIBIT 99.1

NewsRelease

TransCanada to Issue 2011 Third Quarter Financial Results
And Hold Teleconference and Webcast November 1

CALGARY, Alberta – October 17, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Tuesday, November 1, 2011 to discuss its 2011 third quarter financial results.

Russ Girling, TransCanada president and chief executive officer, Don Marchand, TransCanada executive vice-president and chief financial officer and members of the executive leadership team will discuss third quarter financial results and company developments in a teleconference and webcast at 9:00 a.m. (MDT) / 11:00 a.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.223.7781 or 416.340.8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) November 8, 2011. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 2786260.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

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Media Enquiries:	Terry Cunha/Shawn Howard	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/ Lee Evans	(403) 920-7911 (800) 361-6522